Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
July 27, 2022
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Funds (File Nos. 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on July 20, 2022 regarding Post-Effective Amendment No. 203 to the Registration Statement on Form N-1A for the following Funds that was filed with the Securities and Exchange Commission (“SEC”) on June 2, 2022. The funds named below (the “Funds”) are each a series of the Direxion Funds (the “Trust”):
Direxion Monthly S&P 500® Bull 1.75X Fund
Direxion Monthly NASDAQ-100® Bull 1.75X Fund
Direxion Monthly Small Cap Bull 1.75X Fund
Direxion Monthly 7-10 Year Treasury Bull 1.75X Fund (the “Bull Funds”)
Direxion Monthly S&P 500® Bear 1.75X Fund
Direxion Monthly Small Cap Bear 1.75X Fund
Direxion Monthly 7-10 Year Treasury Bear 1.75X Fund (the “Bear Funds”)
Your comments and the Trust’s responses are set forth below.
All Funds:
1) The “Principal Investment Strategy” section of the prospectus states: “Because a significant portion of the assets of the Fund may come from investors using ‘asset allocation’ and ‘market timing’ investment strategies, the Fund may engage in frequent trading.” Please provide a corresponding risk disclosure for frequent trading and explain the costs associated with such transactions.
Registrant notes that each Fund includes “Market Timing Activity Risk” disclosure which sets forth the risks of frequent trading and the costs associated with such transactions.
2) Staff notes that the 80% Test with respect to the Funds is performed on the underlying index rather than on the underlying asset. Staff requires that an inverse or leveraged fund include an 80% policy such that the Fund maintains 80% exposure to the terms used in the fund’s name, rather than 80% exposure to the underlying index.
Registrant notes that each Fund will have 80% exposure to its underlying index, which results in each Fund having 80% exposure to the type of securities used in the Fund’s name because 100% of the underlying index is in such securities.
Bear Funds:
3) Please tailor the “Information Technology Sector Risk” disclosure for bear funds. Staff notes that factors negatively affecting the technology sector would be beneficial to bear funds, and therefore would not be risks.
Registrant will tailor such sector-related risks for each Bear Fund as part of its 2022 annual update filing.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION FUNDS
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC